

May 16, 2014

Via E-mail
Gillian A. Hobson, Esq.
Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, TX 77002

> **Re:** **Group 1 Automotive, Inc.**
> **Schedule TO**
> **Filed May 7, 2014**
> **File No. 005-51911**

Dear Ms. Hobson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1. Please revise your disclosure responsive to Item 3 to include this disclosure in the offer document as delivered to security holders.

2. We note under Item 10 that you incorporate by reference certain financial statements; you did not include, however, the summary financial information described in instruction 6 to Item 10 of Schedule TO. Given your inclusion of a financing condition, it does not appear that you may rely in the safe harbor in instruction 2 to Item 10 of Schedule TO. Please advise or revise.

Offer to Purchase
Conditions of the Offer, page 21

3. We note that your Financing Condition is defined as "the Company having issued" notes. A tender offer may be conditioned on a variety of events and circumstances, provided that

they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred (in this case, your determination to issue notes) may render the offer illusory. Please revise.

4. We note your inclusion of the Financing Condition. Generally, when an offer is not financed, or when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(c)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

5. Refer to the first full condition on page 22. Revise your offer document to describe generally the "adverse tax consequences" to which you refer.

6. With a view toward revised disclosure, explain the meaning of "not mandatory" in the fourth and fifth sub-bullet point to the second bullet point on page 22. Tell us how these conditions are not subject to your determination such that they render the offer illusory.

7. You refer in several of the conditions on page 22 to your "condition (financial or otherwise)". Please revise to explain what condition other than financial you are referring to.

8. We note the language in the penultimate paragraph in this section that your failure "at any time to exercise any of the foregoing rights … will not constitute a waiver of such right." If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

9. With respect to the same disclosure referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a

triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Security Ownership, page 25

10.   Please tell us why you need to qualify your disclosure in this section "to the best of [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Future Purchases, page 28

11.   Please tell us what exceptions are available in connection with purchases of the subject securities under Rule 13e-4(f)(6). Alternatively, revise your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions